Oppenheimer Pennsylvania Tax-Exempt Fund
            Annual Report December 31, 1993


(COVER PHOTO: COUPLE ON PARK BENCH)



(OPPENHEIMER FUNDS(R) LOGO)


"With today's higher taxes we worried that the income from our investments would not be enough.
"This Fund has given us what we need--tax-free income.
"We can keep more of what we earn, while our investment helps build
Pennsylvania."

Fund Facts

In this report:
Answers to three timely questions you should ask your Fund's managers.
* With interest rates at historically low levels, how has the Fund maintained an attractive yield?
* What is the Fund's current position on Philadelphia municipal securities?
* Why does the current Fund investment strategy emphasize higher quality municipal bonds?


Five Facts Every Shareholder Should Know About Oppenheimer Pennsylvania Tax-Exempt Fund

1 The Fund seeks high, current income exempt from federal and Pennsylvania state income taxes. A substantial portion of the Fund's dividends will also be exempt from Pennsylvania county personal property taxes, and Philadelphia and Pittsburgh school district taxes. The Fund consists principally of Pennsylvania municipal securities rated in the highest four credit rating categories.

2 The standardized yield for Class A shares for the 30 days ended December 31, 1993 was 5.08%. For Class B shares, the standardized yield was 4.56%.(1)

3 Under the new, higher federal tax rates, the value of tax-free income has increased. The table shows the taxable equivalent yield required to match the Fund's current yield for the new top tax brackets.

                           Here is the taxable equivalent yield for a
                           Pennsylvania investor filing a joint return
                           with taxable income of:
                           Fund Yield
                           on 12/31/93  $92,000     $150,000    $255,000
         Class A(1)           5.08%        7.57%        8.17%       8.65%
         Class B(1)           4.56%        6.80%        7.33%       7.77%

         This table assumes that an investor's highest effective tax bracket (combined federal and state) applies to the change in taxable income resulting from a switch between taxable and non-taxable investments. A portion of the Fund's distributions may be subject to income taxes. For investors subject to alternative minimum tax, a portion of the Fund's distributions may increase that tax.

4 Total return at net asset value for the Fund's Class A shares for the twelve months ended December 31, 1993 was 13.12%.(2) The Fund's Class B shares total return at net asset value for the period from inception of the Class on May 1, 1993 to December 31, 1993 was 6.67%.(2)

5 "We were proactive in our efforts to achieve an attractive yield for the Fund as interest rates declined during the past year. Whenever possible we purchased call protection to lock in rates on higher yielding issues, which prevents the issuer from redeeming the bond before maturity. This helps to maintain the income available to the Fund from these investments."

         Portfolio Manager, Robert Patterson, December 31, 1993

1. Standardized yield is net investment income calculated on a yield to maturity basis for the 30-day period ended 12/31/93, divided by the maximum offering price at the end of the period, compounded semi-annually and then annualized.
2. Based on the change in net asset value per Class A share from 12/31/92 to 12/31/93. The Fund's average annual total returns after deducting the current maximum sales charge of 4.75% per Class A share for the 1-year period and since inception of the Fund on 9/18/89 ended 12/31/93 were 7.74% and 8.53%, respectively. Total return for Class B shares from 5/1/93 (inception of the Class) and held until 12/31/93 was 1.67%. This reflects the change in value of a hypothetical investment made on 5/1/93 and held until 12/31/93, with all dividends and capital gains distributions reinvested and after applying the contingent deferred sales charge of 5%. All performance figures assume reinvestment of dividends and capital gains distributions.
Past performance does not guarantee future results. The principal value and return of an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.


2    Oppenheimer Pennsylvania Tax-Exempt Fund

Report to Shareholders

Oppenheimer Pennsylvania Tax-Exempt Fund provided shareholders with competitive tax-free yields during the year ended December 31, 1993. Standardized yield for Class A shares was 5.08% and 4.56% for Class B shares for the 30-day period ended December 31, 1993.(3) The Fund's performance was recently awarded a (4 stars) ranking from Morningstar Mutual Funds.(4)

During 1993, the market for Pennsylvania municipal bonds followed many of the trends for the municipal bond market nationwide. Three key factors combined to create a strong municipal bond market: declining interest rates; an increase in federal tax rates; and gradual economic growth.

Declining interest rates caused prices of existing bonds to appreciate and also led to a record supply of new municipal bond issues used to rebuild infrastructure and meet other obligations. The increase in federal tax rates made municipal bonds even more attractive to investors in higher tax brackets. This demand also increased the value of bonds in the Fund's portfolio. And finally, Pennsylvania's economy exhibited solid growth during the past year, which strengthened the state's ability to meet its financial obligations and positively affected the Fund's holdings.

Although it made solid progress in addressing its financial difficulties, we do not currently invest directly in City of Philadelphia bonds because they are not rated investment grade. The Fund does hold several Philadelphia revenue bonds, which are backed by a specific revenue stream and are not tied to the City of Philadelphia's financial situation.

In light of recent market trends, the Fund's strategy throughout the past year was to stay fully invested in higher quality securities with an emphasis on essential service revenue bonds, such as hospital and transportation issues.(5) We favor higher quality bonds because they offer more dependable returns relative to lower-rated bonds which provide only slightly higher yields. As of December 31, 1993, 58.5% of the Fund's portfolio was invested in top-rated AAA bonds. We also diversify the portfolio's holdings both geographically within the state and by market sector.

Going forward, we will continue to seek attractive yields in essential service revenue bonds and general obligation bonds. We are optimistic that the current economic and political environment in Pennsylvania can support continued good performance in 1994.

We appreciate your confidence in the Fund's management. We will continue to do our best to provide you with tax-free income.


(Donald W. Spiro signature)

Donald W. Spiro
President, Oppenheimer Multi-State Tax-Exempt Trust
January 21, 1994

"The Fund was awarded (4 stars)
from Morningstar."


3. See footnote 1, page 2.
4. Source: Morningstar Mutual Funds 12/31/93, an independent mutual fund monitoring service, which ranks funds in specific investment categories monthly by a quantitative system that uses investment performance, risk assessment factors and adjusts returns for fees and sales loads. One star is the lowest ranking, five stars the highest. Of 2,193 funds ranked by Morningstar in that period, 197 received a 5-star ranking and 588 funds received a 4-star ranking. Risk assessment reflects fund performance relative to three-month Treasury bill returns. Past performance does not guarantee future results.
5. The Fund's portfolio is subject to change.


3    Oppenheimer Pennsylvania Tax-Exempt Fund

Statement of Investments
December 31, 1993

                                                      Ratings: Moody's/
                                                      S&P's/Fitch's        Face         Market Value
                                                      (Unaudited)          Amount       See Note 1
Municipal Bonds and Notes--95.7%

Pennsylvania--92.8%

Allegheny County, Pennsylvania Hospital
Development Authority Revenue Bonds:
Magee Women's Hospital, FGIC Insured,
5.375%, 10/1/13                                       Aaa/AAA/AAA          $2,000,000     $1,973,474
Presbyterian University Health Center Project,
Series A, MBIA Insured, 6.25%, 11/1/23                Aaa/AAA               2,000,000      2,128,116
Presbyterian University Hospital, Series A,
MBIA Insured, 7.60%, 3/1/08                           Aaa/AAA                 600,000        671,345

Beaver County, Pennsylvania Hospital Authority
Revenue Bonds, Medical Center Beaver,
Pennsylvania, Inc., AMBAC Insured, 6.625%, 7/1/10     Aaa/AAA               1,000,000      1,116,822

Beaver County, Pennsylvania Industrial
Development Authority Pollution Control Revenue
Refunding Bonds, Ohio Edison Project, Series A,
7.75%, 9/1/24                                         Baa3/BB+                500,000        565,881

Berks County, Pennsylvania General Obligation
Bonds, FGIC Insured, 9.475%, 11/15/20(1)              Aaa/AAA               1,000,000      1,190,528

Berks County, Pennsylvania Municipal Authority
Hospital Revenue Bonds, Reading Hospital Medical
Center Project, MBIA Insured, 5.70%, 10/1/14          Aaa/AAA               1,250,000      1,286,856

Blair County, Pennsylvania Hospital Authority
Revenue Bonds, Altoona Hospital Project,
AMBAC Insured, 9.21%, 7/1/14(1)                       Aaa/AAA                 700,000        803,480

Dauphin County, Pennsylvania General Authority
Hospital Revenue Bonds, Hapsco-Western
Pennsylvania Hospital Project A-1, MBIA Insured,
5.50%, 7/1/13                                         Aaa/AAA               1,000,000      1,006,780

Delaware County, Pennsylvania Authority Revenue
Bonds, Villanova University, MBIA Insured,
6.90%, 8/1/16                                         Aaa/AAA               1,000,000      1,112,641

Delaware County, Pennsylvania Industrial
Development Authority Revenue Refunding Bonds,
Resource Recovery Project, Series A, 8.10%, 12/1/13   NR/A+                   630,000        699,153

Lehigh County, Pennsylvania Industrial
Development Authority Pollution Control Revenue
Refunding Bonds, Pennsylvania Power & Light Co.
Project, Series A, 6.40%, 11/1/21                     Aaa/AAA               1,000,000      1,088,563

North Allegheny, Pennsylvania School District
General Obligation Refunding Bonds, Series A,
AMBAC Insured, 6.35%, 11/1/12                         Aaa/AAA               1,500,000      1,637,454

Northampton County, Pennsylvania Hospital
Authority Revenue Bonds, Easton Hospital, Series A,
MBIA Insured, 6.25%, 1/1/19                           Aaa/AAA               1,000,000      1,075,753

Pennsylvania Convention Center Authority Revenue
Bonds, Series A, FGIC Insured, 6.70%, 9/1/16          Aaa/AAA/AAA           1,850,000      2,164,770

Pennsylvania Housing Finance Agency:
Rental Housing Refunding Bonds, 6.40%, 7/1/12         Aaa/AAA               2,400,000      2,541,103
Single Family Mortgage:
Residual Interest Bonds, Series 1991-31C, 10.978%,
10/1/23(1)                                            Aa/AA                 1,000,000      1,152,167
Revenue Bonds, Series 36, 5.45%, 10/1/14              Aa/AA                 1,000,000        998,676

                               4 Oppenheimer Pennsylvania Tax-Exempt Fund

                                                      Ratings: Moody's/
                                                      S&P's/Fitch's        Face         Market Value
                                                      (Unaudited)          Amount       See Note 1
Pennsylvania
(continued)

Pennsylvania Intergovernmental Cooperative
Authority Special Tax Revenue Bonds,
City of Philadelphia Funding Program,
MBIA Insured, 5.60%, 6/15/15                          Aaa/AAA/BBB+         $1,000,000     $1,016,850

Pennsylvania State Certificates of Participation,
Series A, AMBAC Insured, 5%, 7/1/15                   Aaa/AAA               3,500,000      3,336,025

Pennsylvania State General Obligation Refunding
Bonds, First Series, 5%, 4/15/13                      A1/AA-/AA-            2,500,000      2,430,475

Pennsylvania State Higher Education Assistance
Agency Student Loan Residual Interest
Revenue Bonds, Series 1992B, AMBAC Insured,
9.172%, 3/1/22(1)                                     Aaa/AAA               1,250,000      1,332,069

Pennsylvania State Higher Educational Facilities
Authority College and University Revenue Bonds:
Hahnemann University Project, MBIA Insured,
7.20%, 7/1/19                                         Aaa/AAA               1,500,000      1,690,669
RIDC Regional Growth Fund--Carnegie, 9%, 11/1/09      NR/A+                 1,250,000      1,375,507
Thomas Jefferson University, Series A, 6.625%,
8/15/09                                               Aa/A+                   750,000        851,369

Pennsylvania State Industrial Development
Authority Economic Development Revenue Bonds,
Series A, 7%, 1/1/11                                  A/A-/A                1,000,000      1,105,140

Pennsylvania State Turnpike Commission
Revenue Bonds:
Series N, 6.50%, 12/1/13                              A1/A                  1,000,000      1,099,496
Series P, AMBAC Insured, 6%, 12/1/17                  Aaa/AAA               2,000,000      2,142,236

Pennsylvania State University Revenue
Refunding Bonds:
Series B, 5.50%, 8/15/16                              A1/AA-                1,500,000      1,511,040
5.50%, 8/15/16                                        A1/AA-                1,000,000      1,007,360

Philadelphia, Pennsylvania Gas Works Revenue
Bonds, 14th Series, 6.375%, 7/1/26                    Baa1/BBB/A-           1,800,000      1,883,700

Philadelphia, Pennsylvania Hospitals and Higher
Educational Facilities Authority:
Hospital Revenue Bonds:
Albert Einstein Medical Center, 7.625%, 4/1/11        A/BBB+                3,500,000      3,888,297
Temple University Hospital, Series A, 6.625%,
11/15/23                                              Baa1/BBB+             1,800,000      1,912,520
Hospital Revenue Refunding Bonds, St. Agnes
Medical Center Project, 7.25%, 8/15/31                Aa/NR                   945,000      1,072,567

Philadelphia, Pennsylvania Municipal Authority
Justice Lease:
Revenue Bonds, Series B, FGIC Insured,
7.125%, 11/15/18                                      Aaa/AAA/AAA             700,000        838,083
Revenue Refunding Bonds, Series A, FGIC Insured,
Prerefunded, 5.625%, 11/15/18                         Aaa/AAA/AAA           2,750,000      2,795,089

Philadelphia, Pennsylvania Regional Port Authority
Lease Revenue Bonds, MBIA Insured,
9.198%, 9/1/20(1)                                     Aaa/AAA               2,100,000      2,438,249

                               5 Oppenheimer Pennsylvania Tax-Exempt Fund



                                                      Ratings: Moody's/
                                                      S&P's/Fitch's        Face         Market Value
                                                      (Unaudited)          Amount       See Note 1
Pennsylvania
(continued)
Philadelphia, Pennsylvania Water and Sewer
Revenue Bonds:
Tenth Series, Prerefunded, 7.35%, 9/1/04              Aaa/AAA/BBB         $   245,000    $   292,353
Twelfth Series, MBIA Insured, Prerefunded,
7.25%, 7/1/14                                         Aaa/AAA/BBB             275,000        301,683

Philadelphia, Pennsylvania Water and Wastewater
Revenue Bonds, 5.75%, 6/15/13                         Baa/BBB/BBB           1,000,000      1,004,630

Salem Township, Pennsylvania General Obligation
Bonds, Prerefunded, 11.50%, 5/1/09                    NR/NR                   975,000      1,023,336

Schuylkill County, Pennsylvania Industrial
Development Authority Resource Recovery Revenue
Refunding Bonds, Schuylkill Energy Resources, Inc.,
6.50%, 1/1/10                                         NR/NR/BBB-            2,500,000      2,526,980

South Fork Municipal Authority Pennsylvania
Hospital Revenue Bonds, Lee Hospital Project,
Series A, 5.50%, 7/1/23                               NR/A-                 2,000,000      1,971,288

St. Mary Hospital Authority Langhorne,
Pennsylvania Hospital Revenue Refunding Bonds,
Franciscan Health, Series B, BIG Insured, 7%,
7/1/14                                                Aaa/AAA                 500,000        556,469

University of Pittsburgh, Pennsylvania Higher
Education Revenue Bonds, University Capital
Project, Series A, MBIA Insured, 6.125%, 6/1/21       Aaa/AAA                 500,000        539,116

                                                                                          65,156,158

U.S. Possessions--2.9%
Puerto Rico Commonwealth Public Improvement
General Obligation Bonds, YCNS, MBIA Insured,
8.784%, 7/1/08(1)                                     Aaa/AAA               1,000,000      1,110,468

Puerto Rico Electric Power Authority Revenue
Refunding Bonds, Series N, 5%, 7/1/12                 Baa1/A-               1,000,000        960,347

                                                                                           2,070,815

Total Municipal Bonds and Notes (Cost $63,479,770)                                        67,226,973

Short-Term Tax-Exempt Obligations--2.9%

Philadelphia, Pennsylvania Authority for Industrial
Development Revenue Bonds, Franklin Institute
Project, 3.35%(2) (Cost $2,000,000)                                         2,000,000      2,000,000

Total Investments, at Value (Cost $65,479,770)                                   98.6%    69,226,973

Other Assets Net of Liabilities                                                   1.4        989,279
Net Assets                                                                      100.0%   $70,216,252

1. Represents the current interest rate for a variable rate security.
2. Floating or variable rate obligation maturing in more than one year. The interest rate, which is based on specfic, or an index of, market interest rates, is subject to change periodically and is the effective rate on December 31, 1993. A demand feature allows the recovery of principal at any time, or at specified intervals not exceeding one year, on up to 30 days' notice.
See accompanying Notes to Financial Statements.



                               6 Oppenheimer Pennsylvania Tax-Exempt Fund

                     Statement of Assets and Liabilities December 31, 1993
Assets               Investments, at value (cost $65,479,770)--see accompanying statement                     $69,226,973

                     Cash                                                                                         138,175

                     Receivables:
                     Interest                                                                                   1,159,962
                     Shares of beneficial interest sold                                                           363,068
                     Deferred organization costs                                                                    3,552

                     Other                                                                                         11,117

                     Total assets                                                                              70,902,847

Liabilities          Payables and other liabilities:
                     Dividends                                                                                    371,737
                     Shares of beneficial interest redeemed                                                       206,606
                     Distribution assistance--Note 4                                                               24,892
                     Other                                                                                         83,360

                     Total liabilities                                                                            686,595

Net Assets                                                                                                    $70,216,252

Composition of
Net Assets           Paid-in capital                                                                          $66,426,819

                     Undistributed net investment income                                                           96,255

                     Distributions in excess of net realized gain from investment transactions                    (54,025)

                     Net unrealized appreciation on investments--Note 3                                         3,747,203

                     Net assets                                                                               $70,216,252

Net Asset Value
Per Share            Class A Shares:
                     Net asset value and redemption price per share (based
                     on net assets of $64,639,906 and 5,030,639 shares of beneficial interest outstanding)         $12.85
                     Maximum offering price per share (net asset value plus sales charge
                     of 4.75% of offering price)                                                                   $13.49

                     Class B Shares:
                     Net asset value, redemption price and offering price per share (based on net assets of
                     $5,576,346 and 434,128 shares of beneficial interest outstanding)                             $12.84

                     See accompanying Notes to Financial Statements.

                               7 Oppenheimer Pennsylvania Tax-Exempt Fund

                     Statement of Operations For the Year Ended December 31, 1993
Investment Income    Interest                                                   $3,426,841

Expenses             Management fees--Note 4                                       316,801

                     Distribution assistance:
                     Class A--Note 4                                                75,351
                     Class B--Note 4                                                16,447

                     Transfer and shareholder servicing agent fees--Note 4          45,134

                     Shareholder reports                                            39,535

                     Trustees' fees and expenses                                    20,384

                     Legal and auditing fees                                        18,376

                     Registration and filing fees:
                     Class A                                                         8,711
                     Class B                                                         1,755

                     Custodian fees and expenses                                     9,214

                     Other                                                          22,618

                     Total expenses                                                574,326
                     Less assumption of expenses by Oppenheimer Management
                     Corporation--Note 4                                           (39,417)

                     Net expenses                                                  534,909

Net Investment
Income                                                                           2,891,932

Realized and
Unrealized
Gain on
Investments
                     Net realized gain on investments                              206,077

                     Net change in unrealized appreciation on investments:
                     Beginning of year                                             717,236
                     End of year--Note 3                                         3,747,203

                     Net change                                                  3,029,967

                     Net realized and unrealized gain on investments             3,236,044

Net Increase in Net Assets Resulting from Operations                            $6,127,976

                     See accompanying Notes to Financial Statements.

                               8 Oppenheimer Pennsylvania Tax-Exempt Fund

                 Statements of Changes in Net Assets
                                                                                       Year Ended December 31,
                                                                                       1993          1992
Operations       Net investment income                                                 $2,891,932    $ 1,394,814

                 Net realized gain on investments                                         206,077        136,127

                 Net change in unrealized appreciation or depreciation on
                 investments                                                            3,029,967        211,711

                 Net increase in net assets resulting from operations                   6,127,976      1,742,652

Dividends and
Distributions
to
Shareholders
                 Dividends from net investment income:
                 Class A ($.702 and $.731 per share, respectively)                     (2,800,212)    (1,311,813)
                 Class B ($.368 per share)                                                (80,782)            --

                 Distributions from net realized gain on investments:
                 Class A ($.044 and $.075 per share, respectively)                       (215,004)      (164,010)
                 Class B ($.044 per share)                                                (17,419)            --

Beneficial
Interest
Transactions
                 Net increase in net assets resulting from Class A beneficial
                 interest transactions--Note 2                                         28,394,854     19,232,536

                 Net increase in net assets resulting from Class B beneficial interest
                 transactions--Note 2                                                   5,516,888             --

Net Assets       Total increase                                                        36,926,301     19,499,365

                 Beginning of year                                                     33,289,951     13,790,586

                 End of year (including undistributed net investment income of
                 $96,255 and $85,317, respectively)                                   $70,216,252    $33,289,951

                 See accompanying Notes to Financial Statements.



                               9 Oppenheimer Pennsylvania Tax-Exempt Fund

Financial Highlights

                                           Class A                                                                      Class B
                                        Year Ended                                                                 Period Ended
                                      December 31,                                                                 December 31,
                                              1993          1992           1991          1990        1989(2)           1993 (1)
Per Share Operating Data
Net asset value, beginning
of period                                  $ 12.05       $ 11.93        $ 11.43        $11.58         $11.43             $12.44

Income from investment
operations:
Net investment income                          .69           .76            .74           .81            .18                .36
Net realized and unrealized
gain (loss) on investments                     .85           .17            .53          (.15)           .15                .45

Total income from investment
operations                                    1.54           .93           1.27           .66            .33                .81

Dividends and distributions
to shareholders:
Dividends from net investment
income                                        (.70)         (.73)          (.73)         (.81)          (.18)              (.37)
Distributions from net realized
gain on investments                           (.04)         (.08)          (.04)           --             --               (.04)

Total dividends and
distributions to shareholders                 (.74)         (.81)          (.77)         (.81)          (.18)              (.41)

Net asset value, end of period             $ 12.85       $ 12.05        $ 11.93        $11.43         $11.58             $12.84

Total Return, at Net Asset
Value(3)                                     13.12%         8.04%         11.49%         6.00%          3.25%              6.67%

Ratios/Supplemental Data
Net assets, end of period
(in thousands)                             $64,640       $33,290        $13,791        $8,406         $2,353             $5,576

Average net assets
(in thousands)                             $50,974       $21,936        $10,717        $5,170         $1,231             $2,770

Number of shares outstanding at
end of period (in thousands)                 5,031         2,764          1,156           735            203                434

Ratios to average net assets:
Net investment income                         5.52%         6.36%          6.30%         7.06%          6.12%(4)           4.26%(4)
Expenses, before voluntary
assumption by the Manager                     1.06%         1.39%          1.29%         1.77%          2.49%(4)           1.78%(4)
Expenses, net of voluntary
assumption by the Manager                      .99%         1.06%           N/A           .59%           .91%(4)           1.78%(4)

Portfolio turnover rate(5)                    14.6%         29.9%          15.5%          5.3%           0.0%              14.6%

1. For the period from May 1, 1993 (inception of offering) to December 31, 1993.
2. For the period from September 18, 1989 (commencement of operations) to December 31, 1989.
3. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns.
4. Annualized.
5. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the year ended December 31, 1993 were $38,371,268 and $7,343,064, respectively.
See accompanying Notes to Financial Statements.


                               10 Oppenheimer Pennsylvania Tax-Exempt Fund

Notes to Financial Statements

1. Significant Accounting Policies

Oppenheimer Pennsylvania Tax-Exempt Fund (the Fund) is a separate series of Oppenheimer Multi-State Tax-Exempt Trust, a non-diversified, open-end management investment company registered under the Investment Company Act of 1940, as amended. The Fund's investment advisor is Oppenheimer Management Corporation (the Manager). The Fund offers both Class A and Class B shares. Class A shares are sold with a front-end sales charge. Class B shares may be subject to a contingent deferred sales charge. Both classes of shares have identical rights to earnings, assets and voting privileges, except that each class has its own distribution plan, expenses directly attributable to a particular class and exclusive voting rights with respect to matters affecting a single class. Class B shares will automatically convert to Class A shares six years after the date of purchase. The following is a summary of significant accounting policies consistently followed by the Fund.

Investment Valuation. Portfolio securities are valued at 4:00 p.m. (New York time) on each trading day. Long-term debt securities are valued by a portfolio pricing service approved by the Board of Trustees. Long-term debt securities which cannot be valued by the approved portfolio pricing service are valued by averaging the mean between the bid and asked prices obtained from two active market makers in such securities. Short-term debt securities having a remaining maturity of 60 days or less are valued at cost (or last determined market value) adjusted for amortization to maturity of any premium or discount. Securities for which market quotes are not readily available are valued under procedures established by the Board of Trustees to determine fair value in good faith.

Allocation of Income, Expenses and Gains and Losses. Income, expenses (other than those attributable to a specific class) and gains and losses are allocated daily to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Federal Income Taxes. The Fund intends to continue to comply with provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments not offset by loss carryovers, to shareholders. Therefore, no federal income tax provision is required.

Trustees' Fees and Expenses. The Fund has adopted a nonfunded retirement plan for the Fund's independent trustees. Benefits are based on years of service and fees paid to each trustee during the years of service. During the year ended December 31, 1993, a provision of $3,307 was made for the Fund's projected benefit obligations, resulting in an accumulated liability of $28,744 at December 31, 1993. No payments have been made under the plan.

Organization Costs. The Manager advanced $22,953 for organization and start-up costs of the Fund. Such expenses are being amortized over a five-year period from the date operations commenced. In the event that all or part of the Manager's initial investment in shares of the Fund is withdrawn during the amortization period, the redemption proceeds will be reduced to reimburse the Fund for any unamortized expenses, in the same ratio as the number of shares redeemed bears to the number of initial shares outstanding at the time of such redemption.

Distributions to Shareholders. The Fund intends to declare dividends separately for Class A and Class B shares from net investment income each regular business day and pay such dividends monthly. Distributions from net realized gains on investments, if any, will be declared at least once each year.

Other. Investment transactions are accounted for on the date the investments are purchased or sold (trade date). Discount on securities purchased is amortized over the life of the respective securities, in accordance with federal income tax requirements. Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes.


                               11 Oppenheimer Pennsylvania Tax-Exempt Fund

2. Shares of Beneficial Interest

The Fund has authorized an unlimited number of no par value shares of beneficial interest of each class. Transactions in shares of beneficial interest were as follows:

                                     Year Ended December 31, 1993(1)       Year Ended December 31, 1992
                                     Shares          Amount                Shares       Amount
Class A:
Sold                                 2,598,125       $32,598,970           1,783,153    $21,329,629
Dividends and
distributions reinvested               156,253         1,972,297              80,016        957,158
Redeemed                              (487,470)       (6,176,413)           (255,436)    (3,054,251)
Net increase                         2,266,908       $28,394,854           1,607,733    $19,232,536
Class B:
Sold                                   441,757       $ 5,613,333                  --    $        --
Dividends and distributions
reinvested                               4,737            60,779                  --             --
Redeemed                               (12,366)         (157,224)                 --             --
Net increase                           434,128       $ 5,516,888                  --    $        --

1. For the year ended December 31, 1993 for Class A shares and for the period from May 1, 1993
(inception of offering) to December 31, 1993 for Class B shares.

3. Unrealized Gains and Losses on Investments
At December 31, 1993, net unrealized appreciation on investments of $3,747,203 was composed of gross appreciation of $3,878,041, and gross depreciation of $130,838.

4. Management Fees and Other Transactions With Affiliates
Management fees paid to the Manager were in accordance with the investment advisory agreement with the Fund which provides for an annual fee of .60% on the first $200 million of net assets, .55% on the next $100 million, .50% on the next $200 million, .45% on the next $250 million, .40% on the next $250 million and .35% on net assets in excess of $1 billion. The Manager has agreed to assume Fund expenses (with specified exceptions) in excess of the most stringent applicable regulatory limit on Fund expenses. In addition, the Manager had voluntarily undertaken to assume Fund expenses of .20% of average annual net assets effective February 4, 1993 (.40% prior thereto). This voluntary undertaking was terminated effective May 26, 1993.

For the year ended December 31, 1993, commissions (sales charges paid by investors) on sales of Class A shares totaled $939,991, of which $252,444 was retained by Oppenheimer Funds Distributor, Inc. (OFDI), a subsidiary of the Manager, as general distributor, and by an affiliated broker/dealer. During the year ended December 31, 1993, OFDI received contingent deferred sales charges of $1,853 upon redemption of Class B shares.

Oppenheimer Shareholder Services (OSS), a division of the Manager, is the transfer and shareholder servicing agent for the Fund, and for other registered investment companies. OSS's total costs of providing such services are allocated ratably to these companies.

Under separate approved plans of distribution, the Fund may expend up to .15% of its Class A and .25% of its Class B net assets annually to reimburse OFDI for costs incurred in distributing shares of the Fund, including amounts paid to brokers, dealers, banks and other institutions. The Fund's Board has voluntarily reduced this Class B service fee to .15% per annum. In addition, Class B shares are subject to an asset-based sales charge of .75% of net assets annually, to reimburse OFDI for sales commissions paid from its own resources at the time of sale and associated financing costs. In the event of termination or discontinuance of the Class B plan of distribution, the Fund would be contractually obligated to pay OFDI for any expenses not previously reimbursed or recovered through contingent deferred sales charges. During the year ended December 31, 1993, OFDI paid $5,626 to an affiliated broker/dealer as reimbursement for Class A distribution-related expenses and retained $16,447 as reimbursement for Class B distribution-related expenses and sales commissions.

                               12 Oppenheimer Pennsylvania Tax-Exempt Fund

Independent Auditors' Report

The Board of Trustees and Shareholders of Oppenheimer Pennsylvania Tax-Exempt
Fund:

We have audited the accompanying statements of investments and assets and liabilities of Oppenheimer Pennsylvania Tax-Exempt Fund as of December 31, 1993, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the four-year period then ended and the period from September 18, 1989 (commencement of operations) to December 31, 1989. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 1993, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Oppenheimer Pennsylvania Tax-Exempt Fund as of December 31, 1993, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the four-year period then ended and the period from September 18, 1989 (commencement of operations) to December 31, 1989, in conformity with generally accepted accounting principles.

KPMG Peat Marwick
Denver, Colorado
January 21, 1994

                               13 Oppenheimer Pennsylvania Tax-Exempt Fund

Federal Income Tax Information (Unaudited)

In early 1994, shareholders will receive information regarding all dividends and distributions paid to them by the Fund during calendar year 1993. Regulations of the U.S. Treasury Department require the Fund to report this information to the Internal Revenue Service.

A distribution of $.0440 per share was paid on December 10, 1993, of which $.0439 was designated as a ``capital gain distribution'' for federal income tax purposes. Whether received in stock or cash, the capital gain distribution should be treated by shareholders as a gain from the sale of capital assets held for more than one year (long-term capital gains). Both short-term and long-term capital gain distributions are subject to federal, state and local taxes.

None of the dividends paid by the Fund during the fiscal year ended December 31, 1993 are eligible for the corporate dividend-received deduction. The dividends were derived from interest on municipal bonds and are not subject to federal income tax. To the extent a shareholder is subject to any state or local tax laws, some or all of the dividends received may be taxable.

The foregoing information is presented to assist shareholders in reporting distributions received from the Fund to the Internal Revenue Service. Because of the complexity of the federal regulations which may affect your individual tax return and the many variations in state and local tax regulations, we recommend that you consult your tax advisor for specific guidance.

                               14 Oppenheimer Pennsylvania Tax-Exempt Fund

Oppenheimer Pennsylvania Tax-Exempt Fund
A Series of Oppenheimer Multi-State Tax-Exempt Trust

Officers and Trustees       Leon Levy, Chairman of the Board of Trustees
                            Leo Cherne, Trustee
                            Edmund T. Delaney, Trustee
                            Robert G. Galli, Trustee
                            Benjamin Lipstein, Trustee
                            Elizabeth B. Moynihan, Trustee
                            Kenneth A. Randall, Trustee
                            Edward V. Regan, Trustee
                            Russell S. Reynolds, Jr., Trustee
                            Sidney M. Robbins, Trustee
                            Donald W. Spiro, Trustee and President
                            Pauline Trigere, Trustee
                            Clayton K. Yeutter, Trustee
                            Robert E. Patterson, Vice President
                            George C. Bowen, Treasurer
                            Lynn M. Coluccy, Assistant Treasurer
                            Andrew J. Donohue, Secretary
                            Robert G. Zack, Assistant Secretary

Investment Advisor          Oppenheimer Management Corporation

Distributor                 Oppenheimer Funds Distributor, Inc.

Transfer and Shareholder    Oppenheimer Shareholder Services
 Servicing Agent

Custodian of                Citibank, N.A.
Portfolio Securities

Independent Auditors        KPMG Peat Marwick

Legal Counsel               Gordon Altman Butowsky Weitzen Shalov & Wein

This is a copy of a report to shareholders of Oppenheimer Pennsylvania Tax-Exempt Fund. This report must be preceded or accompanied by a Prospectus of Oppenheimer Pennsylvania Tax-Exempt Fund. For material information concerning the Fund, see the Prospectus.


15  Oppenheimer Pennsylvania Tax-Exempt Fund

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